Exhibit 4.4

DESCRIPTION OF COMMON STOCK

Leidos Holdings, Inc. has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: its common stock. Unless indicated otherwise, references to the “Company,” “we,” “us” and “our” refer to Leidos Holdings, Inc.

The following description of our common stock (the “common stock”) is a summary of the material terms of the common stock and related provisions of our Amended and Restated Certificate of Incorporation (the “certificate of incorporation”) and Amended and Restated Bylaws (the “bylaws”). Reference is made to the more detailed provisions of, and the descriptions are qualified in their entirety by reference to, the full text of our certificate of incorporation and bylaws, copies of which are filed with the Securities and Exchange Commission as exhibits to the Annual Report on Form 10-K on which this Description of Common Stock forms a part as Exhibits 3.1 and 3.2, respectively. The summary is also subject to the General Corporation Law of the State of Delaware (the “DGCL”).

General

As of January 3, 2020, our authorized capital stock consists of 510,000,000 shares of capital stock, consisting of up to 500,000,000 shares of common stock, $0.0001 par value per share, and up to 10,000,000 shares of preferred stock, $0.0001 par value per share, issuable in one or more series. As of January 3, 2020, no shares of preferred stock are outstanding.

Common Stock

Dividend Rights

Subject to the provisions of any outstanding series of preferred stock, holders of our common stock are entitled to dividends as declared by our Board of Directors (the “Board”) from time to time.

Voting Rights

Subject to the provisions of any outstanding series of preferred stock, holders of our common stock are entitled to one vote per share on all matters submitted for action by the stockholders. Our certificate of incorporation permits cumulative voting for the election of directors. See “Board of Directors; Removal; Vacancies.”

Preemptive Rights

Holders of our common stock have no preemptive or subscription rights.

Liquidation Rights

In the event of the liquidation, dissolution or winding up of the Company, holders of our common stock will be entitled to receive, pro rata, all of the Company’s remaining assets available for distribution, after satisfaction of the prior preferential rights of any preferred stock then outstanding and the satisfaction of all of the Company’s debts and liabilities.

Absence of Other Rights

There are no conversion, redemption or sinking fund provisions applicable to our common stock.

Miscellaneous

All outstanding shares of our common stock are fully paid and not liable to further calls or assessment by us.

Preferred Stock

We have authorized 10,000,000 shares of undesignated preferred stock. Our Board has the authority to issue shares of this preferred stock, from time to time, on terms that it may determine, in one or more series, and to fix the designations, voting powers, preferences and relative participating, optional or other special rights of each series, including, without limitation, dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, and the qualifications, limitations or restrictions of each series, to the fullest extent permitted by the DGCL. Any series of preferred stock and the terms thereof may be set forth in a certificate of designation to our certificate of incorporation providing for the issuance of the preferred stock as adopted by our Board or a duly authorized committee thereof. The issuance of shares of our undesignated preferred stock could have the effect of decreasing the market price of our common stock, impeding or delaying a possible takeover and adversely affecting the voting and other rights of the holders of common stock. We have no present intention to issue shares of our undesignated preferred stock.

Board of Directors; Removal; Vacancies

Our certificate of incorporation and bylaws provide that the number of directors on our Board shall not be less than seven nor more than 14, as fixed from time to time by resolution of the Board. Subject to any rights of any series of preferred stock to elect directors, the holders of our common stock are entitled to elect our directors. Our certificate of incorporation permits cumulative voting for the election of directors. A nominee for director shall be elected by the vote of the majority of votes cast with respect to such nominee’s election, except that directors shall be elected by a plurality of the votes cast in a contested election. Our directors are not divided into classes and hold office until the next annual meeting of stockholders or until his or her earlier resignation, death, disqualification or removal from office.

Directors may be removed with or without cause by an affirmative vote of two-thirds of the total voting power of all outstanding shares of our capital stock then entitled to vote at an election of directors, unless otherwise restricted by applicable law.

If any vacancy occurs on the Board for any reason, including, but not limited to, the resignation, removal or death of a director or an increase in the number of authorized directors, a majority of the directors remaining in office, although less than a quorum, may elect a successor for the unexpired term and until his or her successor is elected and qualified.

Proxy Access

Our bylaws permit a stockholder or group of stockholders (up to 20) who have owned at least three percent of common stock for at least three years to submit director nominees for inclusion in the proxy statement for our annual meeting if the nominating stockholder(s) satisfies the requirements specified in the bylaws. To be timely, the notice must be delivered to our Corporate Secretary not later than the close of business on the 120th day, nor earlier than the close of business on the 150th day, prior to the first anniversary of the date that the proxy statement for the preceding year’s annual meeting was sent to stockholders. In the event, however, that the annual meeting is not scheduled to be held within a period that begins 30 days before the first anniversary date of the preceding year’s annual meeting of stockholders and ends 30 days after the first anniversary date of the preceding year’s annual meeting of stockholders, then the notice of nomination must be provided by the later of the close of business on the date that is 180 days prior to the annual meeting or the tenth day following the date such annual meeting is first publicly announced or disclosed. The notice must contain certain information specified in our bylaws.
Amendment of our Certificate of Incorporation

Other than as described below and subject to the rights of holders of any outstanding series of preferred stock, the affirmative vote of the holders of a majority of the outstanding shares entitled to vote is required to amend our certificate of incorporation, according to the DGCL. Under the DGCL, the holders of the outstanding shares of a class are entitled to vote as a class upon a proposed amendment, whether or not entitled to vote thereon by a corporation’s certificate of incorporation, if the amendment would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class, or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but will not so affect the entire class, then only the shares of the series so affected by the amendment are considered a separate class.

Notwithstanding the foregoing, our certificate of incorporation provides that the provisions contained in Article Fifth (Ballot), Article Sixth (Bylaws), Article Seventh (The Board of Directors), Article Eighth (Meetings of Stockholders) and Article Ninth (Amendment) of our certificate of incorporation may be amended only by the affirmative vote of the holders of not less than two-thirds of the total voting power of all outstanding shares of our voting stock.

In addition, our certificate of incorporation provides that the provisions contained in Article Tenth (Business Combination) of our certificate of incorporation may be amended only by the affirmative vote of the holders of (i) at least eighty percent (80%) of the total voting power of all outstanding shares of our voting stock and (ii) a majority of the total voting power of all of the outstanding shares of our voting stock other than shares of voting stock which are beneficially owned by a “related person” (as defined below) which has directly or indirectly proposed such amendment; provided, however, that any or all of such provisions may be amended upon the affirmative vote of the holders of at least a majority of the total voting power of all outstanding voting securities of the Company, if such amendment shall first have been approved and recommended by a resolution adopted by a majority vote of “continuing directors” (as defined in our certificate of incorporation) at a meeting at which a “continuing director quorum” (as defined in our certificate of incorporation) was present. See “Anti-takeover Effects of Various Provisions of Delaware Law and Our Certificate of Incorporation and Bylaws—Mergers with Related Persons.”

Amendment of our Bylaws

Subject to the rights of holders of any outstanding series of preferred stock, our bylaws may be amended by (i) the affirmative vote of the holders of not less than two-thirds of the voting power of all shares entitled to vote in the election of directors or (ii) the vote of a majority of the number of directors then in office, acting at any meeting of the Board. Any of our bylaws may be amended or repealed by action of the stockholders at any annual or special meeting of stockholders.

Anti-takeover Effects of Various Provisions of Delaware Law and Our Certificate of Incorporation and Bylaws

Our certificate of incorporation and bylaws contain provisions that may have some anti-takeover effects. Provisions of Delaware law may have similar effects under our certificate of incorporation.

Delaware Anti-takeover Statute

We are subject to Section 203 of the DGCL. Subject to specific exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the time of the transaction in which the person became an interested stockholder, unless:

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the “business combination,” or the transaction in which the stockholder became an “interested stockholder” is approved by our Board prior to the time the “interested stockholder” attained that status; or

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upon consummation of the transaction that resulted in the stockholder becoming an “interested stockholder,” the “interested stockholder” owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding those shares owned by persons who are directors and also officers, and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or

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at or subsequent to the time a person became an “interested stockholder,” the “business combination” is approved by our Board and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the “interested stockholder.”

“Business combinations” include mergers, asset sales and other transactions resulting in a financial benefit to the “interested stockholder.” Subject to various exceptions, an “interested stockholder” is a person who, together with his or her affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock based on the percentage of the votes of such voting stock. These restrictions could prohibit or delay the accomplishment of mergers or other takeover or change-in-control attempts with respect to us and, therefore, may discourage attempts to acquire us.

In addition, various provisions of our certificate of incorporation and bylaws, which are summarized in the following paragraphs, may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

Mergers with Related Persons

Our certificate of incorporation generally requires that mergers and certain other business combinations between us and a related person must be approved by the holders of securities having 80% of our outstanding voting power, as well as by the holders of a majority of the voting power of such securities that are not owned by the related person. A “related person” means any holder of 5% or more of our outstanding voting power. If a merger is approved under this provision, our stockholders shall be entitled to statutory appraisal rights to the maximum extent permissible under Section 262 of the DGCL unless these requirements are not applicable as described below. Generally under Delaware law, unless the certificate of incorporation provides otherwise, only a majority of our outstanding voting power is required to approve certain of these transactions, such as mergers and consolidations, while certain other of these transactions would not require stockholder approval.

These requirements of our certificate of incorporation do not apply, however, to a business combination with a related person, if the transaction:

•	is approved by our Board before the related person acquired beneficial ownership of 5% or more of our outstanding voting power;

•	is approved by a majority of the members of our Board who are not affiliated with the related person and who were directors before the related person became a related person; or

•	involves only us and one or more of our subsidiaries and certain other conditions are satisfied.

No Stockholder Action by Written Consent

Our certificate of incorporation provides that no action may be taken by our stockholders except at an annual or special meeting of stockholders, and no action may be effected by any consent in writing in lieu of a meeting of stockholders.

Special Meetings of Stockholders

Our certificate of incorporation and our bylaws provide that special meetings of our stockholders for any purpose may be called at any time by the Board, by a majority of the members of the Board, by a duly authorized committee of the Board or by our Corporate Secretary following the Corporate Secretary’s receipt of written requests to call a meeting from one stockholder of record owning at least 10%, or one or more stockholders of record of shares representing in the aggregate at least 25%, in each case of the combined voting power of the then outstanding shares of all classes and series of capital stock of the Company entitled to vote on the matters to be brought before the proposed special meeting and who have delivered such requests in accordance with and subject to the provisions of our bylaws.

Advance Notice Requirements for Stockholder Proposals

Our bylaws provide that, in order for a stockholder to propose any matter (including nominations for directors) for consideration at the annual meeting (other than nominations of directors through the proxy access provisions described above under “Board of Directors; Removal; Vacancies—Proxy Access”), such stockholder must give timely notice to our Corporate Secretary of his or her intention to bring such business before the meeting. To be timely, notice must be delivered to the Corporate Secretary not later than the close of business on the 90th day, nor earlier than the close of business on the 120th day, prior to the first anniversary of the preceding year’s annual meeting. In the event, however, that the date of the annual meeting is more than 30 days before or more than 70 days after such anniversary date, notice by the stockholder must be delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by us, whichever occurs later. The notice must contain certain information specified in our bylaws. These provisions may impede stockholders’ ability to bring matters before an annual meeting of stockholders or make nominations for directors at an annual meeting of stockholders.

Authorized but Unissued Shares

Our authorized but unissued shares of common stock and undesignated preferred stock will be available for future issuance without stockholder approval. We may issue these additional shares for a variety of corporate purposes, including raising additional capital, making acquisitions or joint ventures and incentivizing employees. The existence of authorized but unissued shares of common stock and undesignated preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise. In addition, the holders of our common stock may be adversely affected by the rights, privileges and preferences of holders of shares of any series of preferred stock which our Board may designate and we may issue from time to time. Among other actions, by authorizing the issuance of shares of preferred stock with particular voting, conversion or other rights, our Board could adversely affect the voting power of the holders of the common stock and otherwise could discourage any attempt to effectuate a change in control of the Company, even if such a transaction would be beneficial to the interests of our stockholders. See “Preferred Stock.”

Supermajority Provisions

The DGCL provides generally that the affirmative vote of a majority in voting power of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or approve corporate actions other than the election of directors, unless the certificate of incorporation requires a greater percentage. Our certificate of incorporation provides for certain supermajority provisions described under “Board of Directors; Removal; Vacancies,” “Amendment of our Certificate of Incorporation,” “Amendment of our Bylaws” and “—Mergers with Related Persons.”

Limitations on Liability and Indemnification of Directors and Officers

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties. Our certificate of incorporation includes a provision that eliminates the personal liability of directors to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

•	for breach of duty of loyalty to the corporation or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the DGCL; and

•	for transactions from which the director derived an improper personal benefit.

Our certificate of incorporation provides that we must indemnify our directors and officers to the fullest extent authorized by the DGCL, subject to limited exceptions, and under specified circumstances advance and pay their expenses in defending any proceedings to the fullest extent not prohibited by applicable law. We are authorized by the DGCL to carry directors’ and officers’ insurance providing indemnification for our directors, officers and certain employees and to enter into separate indemnification agreements with our directors and executive officers. We currently maintain certain directors’ and officers’ coverage and we have entered into indemnification agreements with our directors, executive officers and board-appointed officers. We believe that these indemnification provisions and indemnification agreements and this insurance are necessary to attract and retain qualified directors and executive officers.

The limitation of liability and indemnification provisions in our certificate of incorporation may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, holders of our common stock and their investment may be adversely affected to the extent we pay the costs of defense, settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Transfer Agent and Registrar

Computershare Trust Company, N.A. is the transfer agent and registrar for our common stock. The transfer agent and registrar’s address is 462 South 4th Street, Suite 1600, Louisville, Kentucky 40202.

Stock Exchange Listing

Our common stock is listed on the New York Stock Exchange under the ticker symbol “LDOS.”

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